SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 5, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

In compliance with the terms of Article 157 of Law 6,404/76 and CVM Instruction 358/02, Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”) announce that Brasil Telecom took notice of a Temporary Restraining Order effective until hearings to take place on May 9, 2005, granted by the Federal Court of the Southern District of New York, NY – USA, in the Amended Complaint filed by International Equity Investments Inc., Citigroup Venture Capital International Brazil LLC and Citigroup Venture Capital International Brazil L.P. against Opportunity Equity Partners Ltd. and Daniel Valente Dantas (“Defendants”), as reproduced below:

“United States District Court
Southern District of New York

International Equity Investments, INC. AND
CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL, LLC ON BEHALF OF ITSELF AND CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL, L.P. (f.k.a. CVC/OPPORTUNITY EQUITY PARTNERS, L.P.),

Plaintiffs,
V.

OPPORTUNITY EQUITY PARTNERS, LTD. (f.k.a. CVC/OPPORTUNITY EQUITY PARTNERS, LTD.) and DANIEL VALENTE DANTAS,
Defendants.

05 Civ. 2745 (LAK)

ORDER TO SHOW CAUSE FOR CONTEMPT, EXPEDITED DISCOVERY AND A PRELIMINARY INJUCTION WITH A TEMPORARY RESTRAINING ORDER

         Upon consideration of the attached Amended Complaint (the “Amended Complaint”) of the International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC (“CVC Brazil”) on behalf of itself and Citigroup Venture Capital International, Brazil, L.P. (the “CVC Fund”); the Affidavit of Carmine D. Boccuzzi in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and Injunctive Relief sworn to May 3, 2005; the Declaration of Christopher John Brougharn, QC dated May 3, 2005; the Declaration of Paulo Caldeira in Support of Plaintiff’s Application for a Temporary Restraining Order and a Preliminary Injunction dated March 10, 2005; and the Memorandum of Law in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and A Preliminary Injunction with a Temporary Restraining Order, it is hereby:

         ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and Daniel Valente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 9th day of May 2005, at 2:30 p.m., why an Order should not be made and entered herein (in the form annexed hereto), pursuant to Rule 65 of the Federal Rules of Civil Procedure

(i)

finding defendants Dantas and Opportunity to be in violation of this Court’s March 17, 2005 Preliminary Injunction by (1) seeking to consummate, or causing to occur, a transaction that would, inter alia, (a) impair the value of the CVC Fund or its assets or interfere with plaintiffs’ control over those assets; and (b) interfere with the authority and power of CVC Brazil, the newly-appointed general partner of the CVC Fund, over the assets, investments and management of the CVC Fund; and (2) documenting any transaction with or benefiting any defendant, directly or indirectly; and

(ii)

enjoining defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants’ direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise (1) from executing, enforcing or performing any obligation under any agreement referenced or discussed in, or related to the agreements referenced or discussed in, the Brasil Telecom Fato Relevante dated April 28, 2005 and/or the Telecom Italia Press Release dated April 28, 2004, attached as Exhibits K and L to the Bocuzzi Affidavit submitted herewith (the “Agreements”), or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações, S.A. or Brasil Telecom, S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business; and

(iii)

ordering expedited discovery, beginning upon issuance of this Order, of defendants concerning all aspects of the Agreements and any related transactions, including but not limited to the negotiations leading up to those transactions and the parties' motives for entering into them.

         Sufficient reason being alleged, it is hereby:

         ORDERED that, pending the hearing of this motion, defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants' direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise are restrained (1) from executing, enforcing or performing any obligation under the Agreements, or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações S.A. or Brasil Telecom S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business;" and it is further

         ORDERED that service by hand of a copy of this Order and the papers upon which it is based on counsel for defendants, Boies, Schiller & Flexner no later than May 4, 2005, shall be deemed good and sufficient; and it is further

         ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs' attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before May 6th, 2005; and it is further

         ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants' attorneys on or before May 9, 2005, in the morning.

         SO ORDERED.

Dated:	New York, New York
May 4, 2005

Thomas Griesa
United States District Judge”

Brasília, Brazil, May 5, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer